

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 13, 2013

John Williams
Chairman and Chief Executive Officer
Shearson American REIT, Inc.
1059 Redondo Blvd.
Los Angeles, CA 90019

> **Re:** **Shearson American REIT, Inc.**
> **Amendment No. 10 to Form 10**
> **Filed April 23, 2013**
> **File No. 000-29627**

Dear Mr. Williams:

We have reviewed Amendment No. 10 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Please incorporate your responses to these comments, as applicable, in your future Exchange Act periodic reports.

General

1.   We note your response to comment 1 of our letter dated March 1, 2013. You continue to refer to "this offering" and "this prospectus" throughout this document even though this is not a Securities Act of 1933 registration statement. Your compensation section appears to contemplate a primary offering of $500 million. Please revise to make your disclosure throughout consistent with the fact that this is an Exchange Act of 1934 registration statement.

2.   On page 5, you state: "Further, we have informed all such individuals that we will not proceed with any such definitive plans or agreements, until such time that our Form 10 is declared effective by the Securities and Exchange Commission." Please note that the

Form 10 registration statement becomes effective pursuant to Section 12(g) of the Exchange Act of 1934 and revise your disclosure accordingly.

Item 1. Business, page 1

Investment in Real Estate Properties, page 14

3.   We note your response to comment 11 and the disclosure on page 14 that you "will not enter into join[t] ventures with [your] Advisor or any of its affiliates." We also note your disclosure on page 17 that you "have no intention of entering into acquisition agreements with [your] affiliates, including [your] Advisor or their affiliates." Further, we note on page 21 that you "have no intention of selling properties to any of [your] affiliates." However, your risk factors on pages 64 and 67 indicate that you may enter into such arrangements. Please revise your disclosure as appropriate.

Our Advisor, Advisory Agreement and Advisor Compensation, page 91

4.   In the appropriate section, please revise to briefly disclose the operating history of your advisor.

5.   Please tell us why the advisory agreement filed with your amendment on February 4, 2013 is not filed in an executed form.

Form 10-K for the year ended December 31, 2012

6.   Your Form 10-K does not identify any of the signatories as your principal executive, accounting, and financial officers. Please refer to General Instruction D.2 of Form 10-K. Please confirm if the current signatures are those of persons that hold the noted roles and include such identification in future Exchange Act reports.

Security Ownership of Certain Beneficial Owners and management, page 32

7.   The beneficial ownership tables in this filing and your Form 10 are not consistent. In future Exchange Act reports, as applicable, please reflect John Williams' ownership of your shares.

Certain Relationships and Related Transaction…., page 33

8.   Please tell us how you determined that there were no transactions between you and any related parties that needed to be disclosed in this section for your Form 10-K and Form 10.

<u>Exhibits</u>

9.   It does not appear that you have included all the exhibits required by Item 601 of Regulation S-K in your exhibit index. In future Exchange Act reports, please include such exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip at (202)551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Attorney Advisor